FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange on 14th July 2005

On 19 May 2005, the boards of Shell Transport, N.V. Koninklijke Nederlandsche Petroleum Maatschappij (“Royal Dutch”) and Royal Dutch Shell plc jointly announced the final proposals for the recommended unification of Royal Dutch and Shell Transport. In conjunction with these proposals, the board of Shell Transport also announced its intention to cancel and repay the 5 ½% First Preference shares and 7% Second Preference shares in the capital of Shell Transport (the “First Preference Shares”and “Second Preference Shares”, respectively). The board of Shell Transport is pleased to announce that the High Court has today approved the cancellation and repayment of the First Preference Shares and Second Preference Shares.

It is expected that the order of the High Court relating to the cancellation and repayment will become effective shortly after 8.00 a.m. (UK time) on 15 July 2005 following the registration of the order with the Registrar of Companies in England and Wales. Dealings in First Preference Shares and Second Preference Shares on the London Stock Exchange will cease at the close of business today and they will be cancelled following the registration of the High Court order.

Cheques in respect of the payment of £1.0448 per First Preference Share and £1.4735 per Second Preference Share will be posted to persons holding First Preference Shares or Second Preference Shares respectively as at 6.00 p.m. (UK time) today, 14 July 2005, as soon as possible following the registration of the order of the High Court by the Registrar of Companies in England and Wales.

July 14, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M Edwards (Assistant Company Secretary)
Date: 15 July 2005